UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  August 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Hitachi Communication Technologies and Alvarion to Cooperate in Developing Mobile WIMAX System dated August 7th, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            ALVARION LTD.

Date: August 8th, 2007                                                                                   By: /s/ Tali Mirsky
           Name: Tali Mirsky
                           Title:   VP, General Counsel and Corporate Secretary

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                         Claudia Gatlin, Investor Relations
+972-3-645-6252                                                            +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Hitachi Communication Technologies and Alvarion to Cooperate
in Developing Mobile WiMAX System

Establishment of Strategic Partnership in Broadband Mobile Wireless
Access System

Hitachi Communication Technologies Ltd. with its headquarters in Shinagawa-ku, Tokyo, Japan, President & CEO Eiji Aoki (“Hitachi Com”) and Alvarion Ltd. (NASDAQ: ALVR) with its headquarters in Tel Aviv, Israel, President & CEO Tzvika Friedman (“Alvarion”) have agreed to develop Broadband  Mobile Wireless Access System using Mobile WiMAX technology jointly in Japan and overseas market.
The Ministry of Internal Affairs and Communications has developed the license policy of 2.5 GHz band. WiMAX is considered as the most likely candidate for Broadband Mobile Wireless Access Systems. To establish WiMAX technology, the base station, which can transmit broadband data stably, and the mobile management technology, which can realize seamless handover between base stations, are needed.
The main goal of this agreement is that Hitachi Com and Alvarion will develop total system solutions, combined with the base station technology of Alvarion, which is globally a leading company in WiMAX and broadband wireless systems, with the mobile gateway technology, construction and maintenance technology of Hitachi Com, which has the rich experience of 3G Mobile Radio Network System.

Hitachi Com is in charge of developing ASN-GW, which has the following features:

(1)
The common platform architecture is applied from a small system to very large systems so that it can flexibly be expanded along by the future traffic increase through separating protocol processor from traffic processor.

(2)
It has a non-stop configuration to realize the quality of carrier grade so that it can switch to the redundant system without giving any impact to other equipment such as base stations and mobile stations through mirroring of operation information and instantaneous transfer of IP addresses.

(3)
It has extremely high-speed packet processing performance through the use of high performance ASN-GW engine of which capability is expected to be 10 (ten) times or more when compared with Hitachi Com’s current products.

Alvarion is in charge of developing high performance macro/micro base stations, which have the following features.

(1)
The realization of the reduction in size and weight by function aggregation. (unified RF parts and digital processing parts, 30% less power consumption and 50% less mass),  Reduction of installation work cost.

(2)
It is compatible with AAS and MIMO which are key features in the WiMAX ForumTM Wave 2 specifications. As a result of combining MIMO and AAS together, effective cell design can be accomplished easier and both area coverage and system capacity increase.

(3)	The realization of low power consumption in the RF portion with the advanced technologies such as DPD and CFR.

Through the experiences of Hitachi Com, which has the fast hand over and mobile management technologies proven in the 3G mobile communication market, and Alvarion, which has the wireless broadband technology from OFDMA down acquired in the fixed WiMAX with high market shares in the world, they can realized new WiMAX system which has the quality of career grade still maintaining WiFi-like easy deployment capability.
WiMAX is a broadband wireless standard which is based on the specifications 802.16 working group in IEEE formulates. Its strong points are faster speed service at a lower price when compared with 3rd generation.  WiMAX Forum, an industry group, formulates the specifications of the higher layer and authenticates equipment. Also, Alvarion is playing a leading role from the early stage in WiMAX Forum and contributes substantially by volunteering to be a chairman today in the most important Working Group.
Hitachi Com will aim for further global expansion in the next generation broadband wireless business through this scheme.

About Hitachi Communication Technologies, Ltd.
Hitachi Communication Technologies, Ltd., headquartered in Tokyo, Japan, is a wholly owned subsidiary of Hitachi, Ltd. (NYSE: HIT / TSE: 6501) Fiscal 2006 (ended March 31, 2007) sales totaled 103.6 billion yen ($878million). The company develops, designs and manufactures a wide range of information and communication systems-related products.  For more information, please visit the company's website at http://www.hitachi-com.com/.

About Alvarion

With more than 3 million units deployed in more than150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.